# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cellectar Biosciences Inc, CIK 0001279704
CUSIP: 15117F880
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 100 Campus Drive, Suite 207, Florham Park, New Jersey (NJ), 07932
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001816307

## Reporting persons
- SilverArc Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 851,285; sole dispositive power 0; shared dispositive power 851,285; aggregate amount beneficially owned 851,285 (9.99% of the class)
- Devesh Gandhi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 851,285; sole dispositive power 0; shared dispositive power 851,285; aggregate amount beneficially owned 851,285 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Cellectar Biosciences Inc
Address of issuer's principal executive offices: 100 Campus Drive, Suite 207, Florham Park, NJ 07932

## Item 2. Person Filing
Name of person filing: SilverArc Capital Management, LLC ("SilverArc") and Devesh Gandhi ("Gandhi" and together with SilverArc, the "Reporting Persons")
Address of principal business office or, if none, residence:
20 Park Plaza, Suite 620
Boston, MA 02116
Citizenship: SilverArc is a Delaware limited liability company. Gandhi is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 851285
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 851285
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 851285

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
SilverArc Capital Management, LLC. accounts, SilverArc Capital Alpha Fund I, LP and SilverArc Capital Alpha Fund II, LP, own 321,728 shares of common stock and an additional 1,132,074 in exercisable warrants. The Warrants may not be exercised if such exercise would cause the holder, together with its affiliates, to beneficially own in excess of 9.99% of the number of shares of the Issuer's Common Stock then outstanding.

The percentages reported herein with respect to the Reporting Persons' holdings are calculated based upon a statement in the Issuer's Schedule 14A (Proxy Statement), as filed with the Securities and Exchange Commission on May 28th, 2026. Noting that there were shares of 7,991,812 Common Stock of the Issuer outstanding and assumes the exercise of the Warrants (subject to the 9.99% blocker).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SilverArc Capital Management, LLC: Devesh S. Gandhi, Sole Member of SilverArc Capital Management, LLC (08/13/2026)
- Devesh Gandhi: Devesh S. Gandhi, Sole Member of SilverArc Capital Management, LLC (08/13/2026)